April 24, 2019

VIA EDGAR

Mr. Edward Kelly

Ms. Amanda Ravitz

Staff Attorneys

Division of Corporation Finance

Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.

Registration Statement on Form S-1,

submitted December 28, 2018

Dear Mr. Kelly and Ms. Ravitz:

On behalf of Crown Electrokinetics Corp. (the “Company”), we are transmitting the following responses to the Staff’s letter, dated February 22, 2019, containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) originally submitted to the United States Securities and Exchange Commission (the “Commission”) on December 28, 2018. Simultaneous herewith, the Company is filing an Amendment No. 1 to the Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Registration Statement’s Facing Page, page 1

1. If any of the securities being registered are to be offered on a delayed or continuous basis under Rule 415 of the Securities Act, please check the applicable box. We note that you include under “Undertakings” some of the undertakings specified by subparagraph (a) of Item 512 of Regulation S-K.

RESPONSE: The Company has updated the Registration Statement’s Facing Page by checking the applicable box.

Our certificate of incorporation and bylaws…contain provisions…, page 10

2. We note that the last bullet point statement indicates that the Court of Chancery will be the exclusive forum for certain litigation, including any “derivative action.” Revise the disclosure to make clear whether this statement applies to actions arising under the Securities Act or Securities Exchange. We note that Section 27 of the Exchange Act creates exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act. If this statement does not apply to actions arising under the Securities Act or Exchange Act, revise the disclosure to make that clear. Additionally, ensure that your governing documents state this clearly.

RESPONSE: The Company has revised the Registration Statement accordingly by updating the risk factor and amending and restating the Company’s charter, which has been included as an exhibit to the Registration Statement.

Mr. Kelly and Ms. Ravitz

April 24, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deferred Revenue, page 15

3. Please expand your disclosures to state: the type of agreement entered into with Eastman Chemical Company and Asahi Glass Co., Ltd.; a description of each performance obligation under each agreement; and when you anticipate you will begin performance under each agreement.

RESPONSE: The Company has revised the Registration Statement accordingly.

Business

Intellectual Property, page 21

4. We note your statements that you have seven patents protecting your electrokinetic technology. Please revise your disclosures regarding these seven patents to clarify that Hewlett-Packard owns these patents, and you have the option to purchase these patents by January 31, 2020, which you have not exercised, if correct.

RESPONSE: The Company has revised the Registration Statement accordingly.

Description of Securities

Warrants, page 32

5. Please tell us which transaction included the warrants to purchase 323,985 shares of common stock that expire on March 31, 2022. Please also tell us why you have not included in this list the 633,983 warrants related to the senior secured convertible notes issued on March 31, 2018.

RESPONSE: The Company has revised the Registration Statement accordingly.

Mr. Kelly and Ms. Ravitz

April 24, 2019

Selling Stockholders, page 34

6. Disclose how each of the selling stockholders acquired the securities being offered and sold under the registration statement, including the dates of the transactions and the consideration paid by each of the selling stockholders.

RESPONSE: The Company has revised the Registration Statement accordingly.

7. Indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with you or any of your predecessors or affiliates as required by Item 507 of Regulation S-K. For example, we note the disclosure elsewhere that Mr. Douglas Croxall is your chairman and chief executive officer.

RESPONSE: The Company has revised the Registration Statement accordingly.

8. Confirm that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Note that for any selling stockholder who is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter and not that the selling stockholder “may be deemed to me” an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

RESPONSE: The Company confirms that none of the selling stockholders are broker-dealers.

Report of Independent Registered Public Accounting Firm, page F-2

9. Please include a dated report from your independent registered public accounting firm, Marcum LLP in accordance with Article 2-02(a)(1) of Regulation S-X.

RESPONSE: The Company has revised the Registration Statement accordingly by including a dated report from Marcum LLP.

Note 14 – Subsequent Events, page F-20

10. Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

RESPONSE: The Company has revised the Registration Statement accordingly to specify that subsequent events have been evaluated through December 31, 2018.

Exhibit Index, page II-2

11. Disclosure indicates that Exhibit 3.1 is the “Certificate of Incorporation of the Registrant filed April 20, 2015 with the Delaware Secretary of State.” If you have filed any amendment to your certificate of incorporation, file the amendment as an exhibit to the registration statement. Alternatively, if you have not filed any amendment to your certificate of incorporation, tell us why not. We note disclosure on page 32 that your authorized capital stock consists of 200,000,000 shares of common stock and 50,000,000 shares of preferred stock, whereas the certificate of incorporation states that the amount of total stock that you are authorized to issue is 1,000 shares. Additionally, disclosure on page F-7 states that you changed your name to Crown ElectroKinetics Corp. from 3D Nanocolor Corp., effective April 20, 2015.

RESPONSE: The Company has revised the Registration Statement accordingly to file as an exhibit amendments to the Company’s Certificate of Incorporation.

Mr. Kelly and Ms. Ravitz

April 24, 2019

12. Disclosure indicates that Exhibit 10.1 is the “HP agreement and amendment.” Exhibit 10.1 includes the second amendment to the intellectual property agreement, effective as of January 31, 2016. Please file as an exhibit to the registration statement the first amendment to the HP agreement.

RESPONSE: The Company has revised the Registration Statement accordingly to file as an exhibit the first agreement to the HP agreement.

Recent Sales of Unregistered Securities, page II-2

13. We note your disclosure that you had no sales of securities within the past three years which were not registered under the Securities Act. Please reconcile with disclosures under “Note 8 – Notes Payable” on page F-14, “Note 9 – Stockholders’ Equity” on page F-16, and “Note 10 – Stock-based Compensation, Restricted Stock and Stock Options” on page F-17.

RESPONSE: The Company has revised the Registration Statement accordingly.

Undertakings, page II-3

14. If applicable, include the undertakings specified by subparagraphs (a)(5)(ii) and (a)(6) of Item 512 of Regulation S-K.

RESPONSE: The Company has revised the Registration Statement accordingly.

General

15. Your disclosure implies that you intend to include a price range in the prospectus at the time of effectiveness; however, it appears that you intend to conduct a best efforts, rather than a firm commitment, underwritten offering. As such, it is not clear why you intend to set a fixed price after effectiveness. Please revise to include a fixed price or tell us the process by which you intend to set a fixed price post-effectively.

RESPONSE: The Company has revised the cover page of the Registration Statement accordingly.

Mr. Kelly and Ms. Ravitz

April 24, 2019

16. Please revise your disclosure throughout to clearly reflect the aspirational nature of your business. Where you discuss agreements or licenses, please clarify the nature of those agreements to an investor can understand how they relate to your potential for revenue generation. Also, please make sure that your risk factors and business discussion address whether you own all required patents or other intellectual property and whether your agreements provide you the rights you need to conduct your business. Please also consider revising to clearly state the specific steps you believe you must take to reach revenue generation, and the specific capital you believe you will need to do so, or advise.

RESPONSE: The Company has revised the Registration Statement accordingly.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Douglas Croxall

Douglas Croxall

Enclosure